Exhibit 99.1

News Release

Stantec Appoints Steve Fleck Chief Practice and Project Officer

New position part of continued evolution of firm’s leadership

EDMONTON, AB; NEW YORK, NY (November 21, 2017) TSX, NYSE: STN

Stantec announced today that executive vice president, Steve Fleck, was promoted to the newly created position of chief practice and project officer, effective January 1, 2018. Following a successful tenure leading the firm’s Project Delivery Office, Fleck will manage the strategic positioning, contractual elements, and governance of Stantec’s largest projects while overseeing alternative project delivery for the Company. He has nearly 35 years of industry leadership experience, including more than 10 years with Stantec.

“Steve has established leadership expertise in developing the systems and organizational foundation necessary to meet the needs of our large-scale project clients,” said Bob Gomes, Stantec’s president and chief executive officer. “Both this role and his talents are a complement to our continued focus on project delivery excellence to benefit our clients.”

Fleck will join Stantec’s chief executive leadership team, alongside executive vice president and chief financial officer, Dan Lefaivre; executive vice president and chief operating officer, Scott Murray; executive vice president and chief business officer, Tino DiManno, and incoming president and chief executive officer, Gord Johnston, who will assume his new position on January 1, 2018.

During his Stantec career, Fleck has provided key leadership to the organization in the areas of major project financing, procurement, and delivery. After joining Stantec in 2007, he served as vice president of the Company’s Program & Project Management practice and progressed into successive leadership roles before being appointed executive vice president of Stantec’s Programs & Business Solutions group. He formalized Stantec’s company-wide Project Delivery Office, a critical team responsible for streamlining major project governance across all sectors. Additionally, Fleck played a key role in continuing to grow the firm’s externally focused Program & Project Management business. Prior to joining Stantec, he was the vice president of Canadian Infrastructure Operations for a globally-recognized engineering and project management company. A recognized industry advocate, Fleck has served on the board of directors for the Association of Consulting Engineering Companies (ACEC) in Canada. A resident of Vancouver, British Columbia, he received a bachelor’s degree in civil engineering from Queen’s University in Kingston, Ontario, before earning a master of business administration degree from Simon Fraser University in Burnaby, British Columbia.

“Our company has grown tremendously within the last few years alongside our reach and ability to support some of the world’s largest infrastructure projects,” says Fleck. “I’m inspired by our organization and the opportunity to grow our reputation for project delivery excellence in communities where our talents are needed most.”

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites approximately 22,000 employees working in over 400 locations across 6 continents. We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, water, and infrastructure projects to life. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation—begins at the intersection of community, creativity, and client relationships.

Our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Media Contact Danny Craig Stantec Public Relations Ph: (949) 923-6085 danny.craig@stantec.com	Investor Contact Sonia Kirby Stantec Investor Relations Ph: (780) 616-2785 sonia.kirby@stantec.com